03 FEB -3 AM 7:21

Exemption #: 82-5037

January 31, 2003

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

03003494

SUPPL

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is a copy of a news release dated January 29, 2003. This was filed with the Toronto Stock Exchange and provincial securities commissions.

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Yours very truly,

Debbie Vargo

for Colleen Vancha, Director
Investor Relations and Communications

Copy to: Susan Engel, General Counsel and Corporate Secretary
Michael McCord, Executive Vice President, Finance & Chief Financial Officer

Attachment

dlw 2/3

FAXED

Saskatchewan Wheat Pool

For Immediate Release
Date: January 31, 2003
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.B

SEC Exemption #: 82-5037

POOL DEFERS MEETING

Saskatchewan Wheat Pool has made the decision to defer today's meeting of its Medium Term Note holders. The meeting is tentatively rescheduled for Monday morning at 9:00 a.m. in the Wascana Ballroom at the Regina Inn.

The company was in possession of proxy votes in advance of the meeting indicating that its capital restructuring proposal would not be approved. As a result, the Board of Directors and management determined that the best course of action in the circumstances was to defer the meeting. The company is engaged in discussions with an ad hoc committee of bondholders today.

The company intends to continue to explore whether a consensual capital restructuring can be achieved that would allow the company to execute its long-term business plan. While it is uncertain how events will unfold, the Pool will review all alternate restructuring options over the coming days.

Saskatchewan Wheat Pool is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, the company's success in restructuring its senior secured debt with its bankers and medium term Noteholders, producer's decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; weather conditions; Canadian grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

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Investor Relations and Communications 2625 Victoria Ave. Regina SK S4T 7T9 Tel:(306) 569-4525 Fax:(306) 569-4400 www.swp.com